SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A
                                 (Rule 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 3)


                              First Ipswich Bancorp
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                              (Name of the Issuer)

                              First Ipswich Bancorp
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                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
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                         (Title of Class of Securities)

                                    320637101
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                      (CUSIP Number of Class of Securities)

             Russell G. Cole, President and Chief Executive Officer
                              First Ipswich Bancorp
                                31 Market Street
                          Ipswich, Massachusetts 01938
                                 (978) 356-3700
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                              David F. Hannon, Esq.
                   Craig and Macauley Professional Corporation
                               600 Atlantic Avenue
                                Boston, MA 02210
                                 (617) 367-9500
                -------------------------------------------------

This statement is filed in connection with (check the appropriate box):

a.    |X|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    |_|   The filing of a registration statement under the Securities Act of
            1933.
c.    |_|   A tender offer.
d.    |_|   None of the above.

1. Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


Check the following box if the filing is a final amendment reporting the results of the transaction: |X|


                            Calculation of Filing Fee
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        Transaction Valuation *                  Amount of Filing Fee**
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                $108,729                                  $3.34
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*     For purposes of calculating the fee only. This amount assumes 12,081 shares of common stock of the subject company will be exchanged for 12,081 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is computed by multiplying 12,081 by $9.00 per share, the last reported sale price of the subject company's common stock on the OTC Bulletin Board as of September 7, 2007.

**    Determined pursuant to Rule 0-11(b) by multiplying $108,729 by 0.0000307.

|_| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $3.34

Form of Registration No.:     Schedule 13E-3

Filing Party:                 First Ipswich Bancorp

Date Filed:                   September 11, 2007

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


      This Amendment No. 3 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") for First Ipswich Bancorp (the "Company") is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13E-3.

      The amendment to the Company's Articles of Organization (the "Articles of Amendment") providing for the reclassification (the "Reclassification") of shares of the Company's common stock held by shareholders who are the record holders of fewer than 200 shares of common stock into shares of Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of common stock held by such shareholders, was approved by the Company's shareholders at a special meeting held on December 21, 2007 and became effective on December 21, 2007 upon the filing of the Articles of Amendment with the Massachusetts Secretary of the Commonwealth. Of the 2,344,630 shares of common stock issued and outstanding as of the record date and entitled to vote at the special meeting, 1,889,097 shares were voted "For" and 32,302 shares were voted "Against" the Articles of Amendment providing for the Reclassification. There were 670 abstentions. No shareholders exercised appraisal rights.

      As a result of the Reclassification, 11,751 shares of the Company's common stock held by approximately 158 shareholders of record were reclassified to the Company's Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of common stock. After the Reclassification, the number of outstanding shares of common stock was 2,332,879 shares and the number of common shareholders of record was approximately 242. Additionally, after the Reclassification, the number of outstanding shares of the Company's preferred stock was 11,751 and the number of Series A Preferred shareholders of record was approximately 158.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 27, 2007


                                        FIRST IPSWICH BANCORP


                                        By: /s/ Russell G. Cole
                                            ---------------------------
                                            Russell G. Cole, President and
                                            Chief Executive Officer